SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of July, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: July 6, 2006	By:	/s/ Michael B. McSweeney
Name: Michael B. McSweeney
Title: Vice President, Government/Environmental Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 6, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. Accepts Resignation of President

and CEO and Offers Thanks for a Job Well Done

Oakville, Ontario, July 6, 2006—Bennett Environmental Inc. (TSX: BEV, AMEX:BEL) announced today that Al Bulckaert, President and CEO, offered his resignation as President and CEO and member of the Board of Directors to the Chairman and Board of Directors of Bennett Environmental. After discussion the Chairman accepted the resignation.

In offering his resignation, Mr. Bulckaert stated that “with most, if not all, of the problems left by past management having now been resolved and with a new and independent Board of Directors being proposed to the shareholders, this is an appropriate time for me to step aside and pursue other challenges and opportunities.” Mr. Bulckaert will continue to be available to the Company during a transition phase to assist the Board and Management with the transfer of his responsibilities.

On behalf of the Board of Directors, Mr. Williams, Chairman, “thanked Al for his diligent efforts over the past two and half years.” Further, Mr. Williams commented that “Mr. Bulckaert has many achievements to be proud of, and all accomplished in a short period of time. Achievements like settling the Class Action Law Suit, resolving issues between the Company and the OSC, the recent restatement of the Company’s financial statements and finally, the acquisition of Trans-Cycle Industries. These achievements have left the Company in a much stronger position.”

The Human Resources and Compensation Committee will begin a search for a new President and CEO and in the meantime, the Board of Directors has established the Office of the Chief Executive Officer which will carry out the President and CEO’s responsibilities on an interim basis until a new CEO is appointed. The Office of the Chief Executive Officer consists of David Williams, Chairman of the Board of Directors and Andrew Boulanger, Chief Financial Officer. The office of the CEO will be focused on improving profitability of Bennett Environmental.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

For information, please visit the Bennett Environmental website at: www.bennettenv.com.

Contact:

Michael McSweeney

Vice President

Bennett Environmental Inc.

(905) 339-1540 ext 209